Exhibit 99.4

AMENDED AND RESTATED

SHARE REDEMPTION PROGRAM

Adopted                 , 2015

The board of directors of KBS Growth & Income REIT, Inc., a Maryland corporation (the “Company”), has adopted an amended and restated Share Redemption Program (the “SRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter, as amended and supplemented, unless otherwise defined herein.

(1)        Qualifying Stockholders. “Qualifying Stockholders” are (a) holders of the Company’s shares of any class of Common Stock (the “Shares”) who have held their Shares for at least one year, provided that, for purposes of determining whether a redeeming stockholder has held the Share submitted for redemption for at least one year, the time period begins as of the date the stockholder acquired the Share; provided further, that Shares purchased by the redeeming stockholder pursuant to the Company’s distribution reinvestment plan (the “DRP”) or received as a stock dividend will be deemed to have been acquired on the same date as the initial Share to which the DRP Shares or stock dividend Shares relate, or (b) stockholders or authorized representatives of stockholders qualifying for the special redemption provisions set forth in paragraphs 6, 7 and 8 below.

(2)        Share Redemption. Subject to the terms and conditions of this SRP, including the limitations on redemptions set forth in paragraph 4 and the procedures for redemption set forth in paragraph 5, the Company will redeem such number of Shares as requested by a Qualifying Stockholder.

(3)        Redemption Price.

(a)        Unless the Shares are being redeemed in connection with a stockholder’s death, Qualifying Disability (as defined in paragraph 7 below) or Determination of Incompetence (as defined in paragraph 8 below) (collectively, “Special Redemptions”), and until such time as the Company announces an estimated net asset value per share, and subject to the limitations set forth in paragraph 4, the Company will redeem the Shares of a Qualifying Stockholder at 95.0% of the price paid to acquire the Shares from the Company. Notwithstanding the foregoing, stock dividends will be redeemed at the “net investment amount” per share, which will be based on the “amount available for investment/net investment amount” percentage shown in the estimated use of proceeds table in the Company’s prospectus for its current or most recent offering.

(b)        Notwithstanding the foregoing, and unless the Shares are being redeemed in connection with a Special Redemption, and subject to the limitations set forth in paragraph 4, once the Company announces an estimated net asset value per share the Company will redeem all Shares of a Qualifying Stockholder at 95.0% of the Company’s most recent estimated net asset value per share as of the applicable Redemption Date (as defined in paragraph 5 below).

(4)        Limitations on Redemption. Notwithstanding anything contained in this SRP to the contrary, the Company’s obligation to redeem Shares pursuant to paragraphs 2 and 6 hereof is limited by each of the following:

(a)        Unless the Shares are being redeemed in connection with a Special Redemption, the Company may not redeem a Share unless the stockholder has held the Share for one year; provided, that for purposes of determining whether a redeeming stockholder has held a Share for at least one year, the time period begins as of the date the stockholder acquired the Share; provided further, that Shares purchased by the redeeming stockholder pursuant to the Company’s DRP and Shares received as a stock dividend will be deemed to have been acquired on the same date as the initial Share to which the DRP Shares or stock dividend Shares relate. The date of the Share’s original issuance by the Company is not determinative.

(b)        During any calendar year, the Company may redeem only the number of Shares that the Company could purchase with the amount of net proceeds from the sale of Shares under the Company’s DRP during the prior calendar year. Notwithstanding anything contained in this paragraph 4(b) to the contrary, the Company may increase or decrease the funding available for the redemption of Shares pursuant to this SRP upon ten business days’ notice to the Company’s stockholders. The Company may provide notice by including such information (i) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Securities and Exchange Commission (the “SEC”), or (ii) in a separate mailing to the stockholders.

(c)        During any calendar year, the Company may redeem no more than 5% of the weighted-average number of Shares outstanding during the prior calendar year.

(d)        The Company has no obligation to redeem Shares if the redemption would violate the restrictions on distributions under Maryland General Corporation Law, as amended from time to time, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

(5)        Procedures for Redemption. The Company has engaged a third party to administer the SRP. Upon any change to the identity or the mailing address of the program administrator, the Company will notify stockholders of such change. The date on which the Company will redeem Shares (the “Redemption Date”) will be the last business day of each month, provided, that the first Redemption Date following the Company’s announcement of an estimated net asset value per share shall be no less than 10 business days after the Company’s announcement of an estimated net asset value per share in a public filing with the SEC, and the Redemption Date shall be set forth in such filing.

For a stockholder’s Shares to be eligible for redemption in a given month, the program administrator must receive a written redemption request from the stockholder or from an authorized representative of the stockholder setting forth the number of Shares requested to be redeemed at least five business days before the Redemption Date. If the Company cannot repurchase all Shares presented for redemption in any month because of the limitations on redemptions set forth in paragraph 4, then the Company will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the minimum purchase requirement described in the Company’s currently effective, or most recently effective, registration statement, as such registration statement has been amended or supplemented, then the Company will redeem all of such stockholder’s Shares.

If the Company does not completely satisfy a redemption request on a Redemption Date because the program administrator did not receive the request in time, because of the limitations on redemptions set forth in paragraph 4, or because of a suspension of the SRP, then the Company will treat the unsatisfied portion of the redemption request as a request for redemption at the next Redemption Date funds are available for redemption or at the next Redemption Date following the resumption of the SRP, unless the redemption request is withdrawn. Any stockholder can withdraw a redemption request by sending written notice to the program administrator, provided such notice is received at least five business days before the Redemption Date.

(6)        Special Provisions upon a Stockholder’s Death, Qualifying Disability or Determination of Incompetence. The Company will treat redemption requests made upon a Special Redemption differently, as follows:

(a)        There is no one-year holding requirement.

(b)        Until the Company announces an estimated net asset value per share, the redemption price is the amount paid to acquire the Shares from the Company. Notwithstanding the foregoing, stock dividends will be redeemed at the “net investment amount” per share, which will be based on the “amount available for investment/net investment amount” percentage shown in the estimated use of proceeds table in the Company’s prospectus for its current or most recent offering.

(c)        Once the Company announces an estimated net asset value per share, the redemption price for all Shares will be the estimated net asset value of the Share, as determined by the Company’s board of directors.

Except as specifically set forth in this paragraph 6, Special Redemptions are subject to the same limitations and terms and conditions as other redemptions, including the limitations on redemptions set forth in paragraph 4 and the redemption request procedures set forth in paragraph 5.

(7)        Qualifying Disability Determinations. In order for a disability to entitle a stockholder to the special redemption terms described in paragraph 6 (a “Qualifying Disability”), (x) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the Shares to be redeemed, and (y) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “Applicable Government Agency”). The Applicable Government Agencies are limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the Applicable Governmental Agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the Applicable Governmental Agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the Applicable Governmental Agency is the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums will not entitle a stockholder to the special redemption terms described in paragraph 6. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the Applicable Governmental Agency that the Company deems acceptable and that demonstrates an award of the disability benefits.

As the following disabilities do not entitle a worker to Social Security disability benefits, they do not qualify for special redemption terms, except in the limited circumstances when the investor is awarded disability benefits by the other Applicable Governmental Agencies described above:

(a)        disabilities occurring after the legal retirement age; and

(b)        disabilities that do not render a worker incapable of performing substantial gainful activity.

(8)        Determination of Incompetence. In order for a determination of incompetence or incapacitation to entitle a stockholder to the special redemption terms described in paragraph 6 (a “Determination of Incompetence”), a state or federal court located in the United States (a “U.S. Court”) must declare, determine or find the stockholder to be (a) mentally incompetent to enter into a contract, to prepare a will or to make medical decisions or (b) mentally incapacitated, in both cases such determination must be made by a U.S. Court after the date the stockholder acquired the Shares to be redeemed.

A determination of incompetence or incapacitation by any person or entity other than a U.S. Court, or for any purpose other than those listed above, will not entitle a stockholder to the special redemption terms described in paragraph 6. Redemption requests following a Determination of Incompetence by a U.S. Court must be accompanied by the court order, determination or the certificate of the court declaring the stockholder incompetent or incapacitated.

(9)        Termination, Suspension or Amendment of the SRP by the Company. The Company may amend, suspend or terminate the SRP for any reason upon thirty days’ notice to the Company’s stockholders, provided that the Company may increase or decrease the funding available for the redemption of Shares pursuant to paragraph 4(b) of the SRP upon ten business days’ notice to the Company’s stockholders. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC, or (b) in a separate mailing to the stockholders.

The SRP provides stockholders a limited ability to redeem Shares for cash until a secondary market develops for the Shares. If and when such a secondary market develops, the SRP will terminate.

(10)        Notice of Redemption Requests. Qualifying Stockholders who desire to redeem their Shares must provide written notice to the Company on the form provided by the Company.

(11)        Liability of the Company. The Company shall not be liable for any act done in good faith or for any good faith omission to act.

(12)         Governing Law. The SRP shall be governed by the laws of the State of Maryland.